Exhibit 99.1

Cellect Biotechnology and Canndoc Ltd. to enter into Strategic Pharma Grade Cannabis Commercial Deal for Reduction in Opioid Usage

Pharma Grade Cannabis products and Expertise combined with clinical development capabilities enable Cellect to Become a leading Player Addressing the Opioid Epidemic

Cellect will lead the development of future generations of Pharma grade medical cannabis products and recognize significant revenues starting this year

Tel Aviv, Israel - March 4, 2020 – Cellect Biotechnology Ltd. (NASDAQ: APOP), a developer of innovative technology that enables the functional selection of stem cells, today announced that its Board of Directors has approved, and the company has entered, subject to definitive agreements, into a commercial binding Letter Of Intent (LOI) with Canndoc Ltd, a leading pharma grade medical cannabis pioneer, a wholly owned subsidiary of publicly-traded Intercure ltd. (TASE: INCR / INCR.TA).

Clinical evidence from over 12 years of experience, treating thousands of Canndoc’s patients, primarily in oncology, has shown a reduction in patient opioid consumption.

Cellect will acquire from Canndoc all rights to the use of Canndoc products for the reduction of opioid usage, including accumulated data, as well as on-going and pipeline of clinical trials.

In addition, Canndoc will supply Cellect, over the course of the next five years, with a minimum of 6 tons of GMP pharma grade cannabis products with a value of $18 million USD. Cellect will have the option to extend the agreement for an additional period of 5 years, until 2029. The products will be distributed and sold on behalf of Cellect by Canndoc’ s existing distribution channels. Cellect will issue to Canndoc 1,023,720 ADRs representing 19% of Cellect’s share capital on partially diluted basis.

“The accumulated evidence from the scientific literature and accumulated experience in the treatment of medical cannabis in pain management with Canndoc’s patients, indicate a reduction in the dosage of opioid drugs and exceptional treatment outcomes” commented Prof. Zvi Bentuich, a member of the scientific advisory board of Canndoc and a key opinion leader in the field of medical Cannabis.

“After a long learning process concomitant with developing our clinical pipeline, we chose to enter the medical cannabis field through the strategic alliance with a leading player and focus on the reduction in use of opioid drugs. We believe this alliance will create immense value for the patient community, the company and its shareholders” commented Shai Yarkoni, CEO of Cellect

“Opioid painkillers have become a major healthcare challenge in the US and globally. Canndoc has gained extensive experience throughout its 12 years of development and treatment of patients with medical cannabis.We believe that joining forces with Cellect Biotechnology can bring relief to communities around the world,” commented Ehud Barak, former Israeli Prime Minister and Chairman of the Canndoc Board of Directors

In addition to the strategic commercial agreement the companies are considering expanding their collaboration and have signed a non-binding LOI for a full merger. Under preliminary details, Cellect will acquire from Intercure all of Canndoc outstanding shares, in exchange for additional Cellect ADRs to be in total ~95% (~93% on a fully diluted basis) of the merged company. The proposed merger is subject to definitive agreement, Board approval and customary closing conditions, including the approval of the IMCA (Israeli Medical Cannabis Agency) and Cellect’s shareholders. The parties aim to close such transaction in the second quarter of 2020. The parties agreed to act jointly in order to fulfill all the requirements to enable Cellect to continue to trade on the NASDAQ and for this purpose, Intercure has committed to invest a cash sum of at least $3 million USD in any public offering that Cellect may undertake, at a price of not less than $4.50 USD per ADR.

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About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

About InterCure and Canndoc

InterCure (TASE: INCR / INCR.TA) is the first public company on the Tel Aviv Stock Exchange to hold a valid and permanent license for the medical cannabis value chain through its 100% ownership in Canndoc. Canndoc is a GMP medical cannabis producer. Licensed by the Israeli Ministry of Health since 2008, Canndoc is a leading pioneer in the research, cultivation, production and distribution of pharma-grade cannabis-based products to patients, hospitals, physicians, research and governmental organizations.

Through its strategic exclusive collaboration with world leader Tilray and distribution agreement with SLE (100% owned by Teva Pharmaceutical Industry), Canndoc is positioned as a leading and significant player in pharma grade medical cannabis products.

Canndoc’s clinical trials pipeline includes 9 advanced clinical trials in collaboration with leading researchers and hospitals, approved by the IMCA and the Ministry of Health - including an ongoing Phase 3 clinical trial for the treatment of children with autism spectrum disorder. https://www.canndoc-pharma.com/

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Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Investors / Media

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

CANNDOC

David Schemelia

(609) 468-9325

office@canndoc-pharma.com

https://www.canndoc-pharma.com

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